===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1999


                                   ----------


           AMENDED AND RESTATED PROFIT SHARING AND RETIREMENT PLAN OF
                               CENTEX CORPORATION

                              (Full title of plan)



              Commission File No. 1-6776                                    Commission File Nos. 1-9624 and 1-9625,
                                                                                         respectively

                  CENTEX CORPORATION                                             3333 HOLDING CORPORATION AND
                                                                                CENTEX DEVELOPMENT COMPANY, L.P.


                    2728 N. Harwood                                                     2728 N. Harwood
                  Dallas, Texas 75201                                                 Dallas, Texas 75201
(Name of issuer and address of principal executive offices)       (Name of issuer and address of principal executive offices)



===============================================================================

AMENDED AND RESTATED PROFIT SHARING AND
RETIREMENT PLAN OF CENTEX CORPORATION

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998,
AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the

       Amended and Restated Profit Sharing and
          Retirement Plan of Centex Corporation:

       We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999, and the nine months ended December 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, and the nine months ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
  June 16, 2000

                    AMENDED AND RESTATED PROFIT SHARING AND
                     RETIREMENT PLAN OF CENTEX CORPORATION

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

                                                                         Page(s)
                                                                         -------
Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 1998                                      3

Statements of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1999,
         and the Nine Months Ended December 31, 1998                           4

Notes to Financial Statements                                                5-9

Schedule I - Schedule H, Part IV, Line 4i - Schedule of Assets
         Held for Investment Purposes as of December 31, 1999                 10

                    AMENDED AND RESTATED PROFIT SHARING AND
                     RETIREMENT PLAN OF CENTEX CORPORATION

                            STATEMENTS OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998


                                                      1999            1998
                                                  ------------   ------------
ASSETS:
   Participant Directed Investments,
      at Fair Market Value -
        Interest-bearing cash accounts            $         --   $    182,813
        Investment in Master Trust                 260,396,621    212,381,452
        Investment in Centex Common Stock Fund      15,409,349     26,106,373
        Participant Loans                            1,062,329             --
                                                  ------------   ------------
           Total Investments                       276,868,299    238,670,638
                                                  ------------   ------------

   Receivables -
        Note receivable                                     --        468,278
        Interest and dividends                              --         23,666
                                                  ------------   ------------
           Total Receivables                                --        491,944
                                                  ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $276,868,299   $239,162,582
                                                  ============   ============

The accompanying notes are an integral part of these financial statements.

                    AMENDED AND RESTATED PROFIT SHARING AND
                     RETIREMENT PLAN OF CENTEX CORPORATION

                      STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                  AND THE NINE MONTHS ENDED DECEMBER 31, 1998


                                                        Year       Nine Months
                                                       Ended          Ended
                                                    December 31,   December 31,
                                                        1999           1998
                                                    ------------   ------------
ADDITIONS TO NET ASSETS:
   Company contributions                            $ 14,281,036   $         --
   Participant contributions                          23,850,199     14,650,040
   Interest and dividends                              1,351,230      1,534,822
   Net change in fair market value of investments     16,079,401     10,008,955
                                                    ------------   ------------
           Total additions                            55,561,866     26,193,817
                                                    ------------   ------------

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                      16,322,104     12,100,467
   Administrative expenses                             1,534,045        536,576
                                                    ------------   ------------
           Total deductions                           17,856,149     12,637,043
                                                    ------------   ------------

NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                             37,705,717     13,556,774

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                 239,162,582    225,605,808
                                                    ------------   ------------
   End of year                                      $276,868,299   $239,162,582
                                                    ============   ============

The accompanying notes are an integral part of these financial statements.

                    AMENDED AND RESTATED PROFIT SHARING AND
                     RETIREMENT PLAN OF CENTEX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

(1) SUMMARY DESCRIPTION OF THE PLAN:

              The Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation (the "Plan"), created in 1954, is a defined contribution retirement plan covering eligible employees of Centex Corporation (the "Company") and eligible employees of certain subsidiaries of the Company which have adopted the Plan with the Company's consent. The Company and the certain subsidiaries collectively comprise the "Participating Employers." The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. The Plan's assets are held in a separate trust ("Trust") which participates in a master trust (the "Master Trust") governed by a trust agreement (the "Trust Agreement") with Fidelity Management Trust Company (the "Trustee"), which is held accountable by and reports to the Committee. Prior to November 1, 1999, State Street Bank and Trust served as the Plan trustee, at which point the Board of Directors of the Company appointed Fidelity Management Trust Company as trustee. Contributions are made by the Participating Employers as determined by their Boards of Directors. The Plan permits employees to contribute up to 15% of their compensation to a 401(k) account.

              Employees of Participating Employers become eligible to participate in profit sharing after completing one year of service, as defined, provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement unless such agreement extends the Plan to such group or class of employees, or provided the employee is not compensated on a commission basis and not paid in fixed amounts at regular intervals. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee's date of hire or the end of any Plan year thereafter. Participation in the Plan for employees commences on the earlier of January 1 or July 1, immediately following the date an employee becomes eligible to participate. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total additions to a participant's account are limited to a maximum of 25% of compensation (up to a maximum of $30,000) for 401(k), Participating Employers' contributions, forfeitures, and voluntary (after-tax) contributions on a combined basis.

              After two years of service, a participant is vested in 10% of his/her "retirement account" (as defined). Participants vest an additional 10% after three years of service and 20% for each additional year of service after that. A participant is fully vested after seven years of service or upon retirement, full and permanent disability, or death. Participants are always fully vested in their voluntary contributions and related earnings.

              Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides that, in the event of termination, participants will become fully vested in their retirement account, and the method of distribution of assets will be in accordance with the provisions of ERISA.

              Employer contributions are allocated to participant accounts based upon each participant's length of service and salary. Forfeitures of $775,860 were used to reduce employer contributions for the year ended December 31, 1999. As the employer contributions and forfeitures related to the nine months ended December 31, 1998 were based on the Company's March 31, 1999 audited financial statements, no employer contributions or forfeitures were recorded in the accompanying financial statements for the nine months ended December 31, 1998.

              Active participants may borrow up to 50% of the vested portion of their accounts with Committee authorization and for specific events, as defined. Loans are collateralized by participant accounts. Such loans bear interest at a rate which approximates market rates and are generally repayable to the Plan within five years. Interest rates range from 9.75% to 10.30%.

              Through October 31, 1999, the Plan allowed participants to direct their accounts into four different Life Solutions Funds, the Centex Common Stock Fund, a S&P 500 Stock Fund, a Short-Term Bond Fund, a Bond Index Fund, a Short-Term Investment Fund, an International Stock Fund, and a Russell 2000 Stock Fund. Certain of these investment options were available only effective April 1, 1999. The Plan changed investment managers to Fidelity Management Trust Company on November 1, 1999. Participants must now direct their accounts into five different Strategy Funds, the Centex Common Stock Fund (CCSF), Fidelity Retirement Money Market Portfolio, Fidelity Short-Term Bond Fund, Fidelity U.S. Bond Index Fund, Spartan Extended Market Index Fund, Spartan U.S. Equity Index Fund, Fidelity Diversified International Fund, Fidelity Equity-Income II Fund, Fidelity Dividend Growth Fund, Fidelity Aggressive Growth Fund, and Fidelity Low-Priced Stock Fund. The Strategy Funds are as follows: Strategy: Near Retirement, Strategy: 2010,
       Strategy: 2020, Strategy: 2030, and Strategy: 2040.

              Participants may allocate up to 15% of employer and participant (before and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

              The Company and its affiliates have several retirement plans which are funded through the Master Trust. The Master Trust allocates investment income to the Plan based on the Plan's pro rata share of Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses include Trustee and record keeper fees, as well as fund management fees. During the year ended December 31, 1999, the Strategy Funds and the Life Solutions Funds made investments in funds that charge management fees directly to the Master Trust. Administrative expenses are allocated on a pro rata basis to each plan.

              The financial statements of the Plan are presented on the accrual basis of accounting. Investments of the Plan represent its pro rata share in the Master Trust assets and are stated at the latest redemption price (which is equivalent to current value). Shares of the CCSF are valued at the quoted market price in an active market. Investment transactions are recorded by the Trustee at cost or sales price on the trade date basis. Unrealized appreciation (depreciation) is the difference between the revalued cost (fair market value at the beginning of the plan year) and the current value of investments.

              The preparation of these financial statements requires the use of certain estimates in determining net assets available for benefits and changes in net assets available for benefits. Actual results could differ from those estimates.

              Benefits are recorded when paid.

              Certain administrative expenses of the Plan are paid by the Plan's sponsor. The Plan is not required to reimburse the sponsor for any administrative expenses paid by the sponsor.


(3) CHANGE IN FAIR MARKET VALUE OF INVESTMENTS:

              The net change in realized and unrealized appreciation (depreciation) in fair market value of investments included in the accompanying Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1999, and the nine months ended December 31, 1998, consists of the following:

                                           1999            1998
                                       ------------    ------------
          Investment in Master Trust   $ 28,289,294    $  5,939,268
          Centex Common Stock Fund      (12,209,893)      4,069,687
                                       ------------    ------------
            Totals                     $ 16,079,401    $ 10,008,955
                                       ============    ============


(4) INCOME TAX STATUS:

              The Company received a favorable determination letter dated January 9, 1996 from the Internal Revenue Service stating that the Plan and the related trust are qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC), as amended. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(5) INVESTMENT IN MASTER TRUST:

              The Master Trust invests in pools of assets (see Note 1). The following is a summary of the pooled assets of the Master Trust investments at fair market value as of December 31, 1999 and 1998:

                                           1999           1998
                                       ------------   ------------
          Interest-bearing Cash        $         --   $  3,355,739
          Corporate Bonds                        --     72,884,003
          Domestic Equities                      --    127,359,713
          International Equities                 --     35,710,701
          Investment in Mutual Funds    284,034,725             --
                                       ------------   ------------
                                       $284,034,725   $239,310,156
                                       ============   ============

              The income recorded by the Master Trust for the year ended December 31, 1999 is as follows:

                                                Interest        Change in
                                                   and         Fair Market
                                                Dividends         Value
                                              -------------   -------------
          Investment in Mutual Funds          $   1,383,050   $  31,295,733

              The Plan's undivided interest in the assets held by the Master Trust was approximately 92% for the year ended December 31, 1999, and 89% for the nine months ended December 31, 1998.

(6) ASSETS HELD FOR INVESTMENT:

              The fair market value of the following investments represented 5% or more of the Plan's net assets available for benefits at December 31, 1999 and 1998:

                                                  1999          1998
                                              -----------   -----------
          Life Solutions A Pool               $        --   $34,456,554
          Life Solutions B Pool                        --    69,619,023
          Life Solutions C Pool                        --    72,770,457
          S & P 500 Stock Fund                         --    27,799,537
          Centex Common Stock                  15,409,349    26,106,373
          Spartan U.S. Equity Index Fund       47,425,516            --
          Fidelity Aggressive Growth Fund      13,659,108            --
          Strategy:  Near Retirement           34,378,346            --
          Strategy: 2010                       70,155,748            --
          Strategy: 2020                       74,952,790            --

(7) SALE OF REAL ESTATE:

              During September 1996, real estate held by the Plan was sold. The Plan now holds a note bearing interest at 9%. This note was paid off subsequent to year end, in March 2000.

(8) RELATED-PARTY TRANSACTIONS:

              Certain Plan investments are shares of funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.

(9) RECONCILIATION TO FORM 5500:

              As of December 31, 1999, the Plan had approximately $338,781 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. There were no reconciling items to Form 5500 for the year ended December 31, 1998. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 1999:

          Net assets available for Plan benefits per the financial
             statements                                                  $ 276,868,299
          Amounts allocated to withdrawing participants                       (338,781)
                                                                         -------------
          Net assets available for Plan benefits per Form 5500           $ 276,529,518
                                                                         =============

              The following reconciles benefits paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 1999:

          Benefits paid to participants per the financial statements      $16,322,104
          Add- Amounts allocated to withdrawing participants at
             December 31, 1999                                                338,781
                                                                          -----------
          Benefits paid to participants per Form 5500                     $16,660,885
                                                                          ===========

(10) RECLASSIFICATIONS:

              Certain December 31, 1998 balances have been reclassified to be consistent with the December 31, 1999 presentation.

                                                                     SCHEDULE I

                    AMENDED AND RESTATED PROFIT SHARING AND
                     RETIREMENT PLAN OF CENTEX CORPORATION

                   SCHEDULE H, PART 4, LINE 4i - SCHEDULE OF
                      ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1999

                                EIN: 75-0778259
                                  PLAN #: 001

                    (b)                                 (c)                          (d)                (e)
 (a)         IDENTITY OF ISSUER                      DESCRIPTION                     COST          CURRENT VALUE
-----   ----------------------------     ----------------------------------    --------------    ---------------
  *     Master Trust Agreement
        for Pension Benefits
        between Centex Corporation
        and Fidelity Management
        Trust Company                    Investment in Master Trust            $  245,258,327    $  260,396,621

  *     Participant Loans                Participant Loans, interest
                                           rates range from 9.75% to 10.30%                --         1,062,329

  *     Centex Corporation               Common Stock, 624,176 Shares,
                                            Par $.25 per share                     12,765,652        15,409,349
                                                                               --------------    --------------
                                         Totals                                $  258,023,979    $  276,868,299
                                                                               ==============    ==============

* Column (a) indicates each identified person/entity known to be a party-in-interest.

This schedule lists assets held for investment purposes at December 31, 1999, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMENDED AND RESTATED PROFIT SHARING AND
                                          RETIREMENT PLAN OF CENTEX CORPORATION



Date: June 28, 2000                         By: /s/ David W. Quinn
                                                --------------------------------
                                                David W. Quinn
                                                Member, Administrative Committee

                               INDEX TO EXHIBITS

 AMENDED AND RESTATED PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CORPORATION

Exhibit                                                                      Filed Herewith or
Number                              Exhibit                             Incorporated by Reference
------                              -------                             -------------------------
  23                      Consent of Arthur Andersen LLP                      Filed herewith.